UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  1)*

Ellomay Capital Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 10.00 per share

 (Title of Class of Securities)

M39927104

 (CUSIP Number)

August 13, 2013

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M39927104	13G	Page 2 of 10 Pages
1	NAME OF REPORTING PERSONS Ron Senator
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 496,955 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 496,955 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 496,955 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.65% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).  This Statement shall not be construed as an admission by any of the Reporting Persons that it is the beneficial owner of any of the securities covered by this Statement, and each Reporting Person disclaims beneficial ownership of any such securities.

(**) Based on 10,692,371 ordinary shares outstanding as of May 1, 2013 (as reported in Exhibit 2 to Form 6-K filed by the Issuer on May 13, 2013).

CUSIP No. M39927104	13G	Page 3 of 10 Pages
1	NAME OF REPORTING PERSONS Sphera Funds Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 496,955 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 496,955 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 496,955 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.65% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).  This Statement shall not be construed as an admission by any of the Reporting Persons that it is the beneficial owner of any of the securities covered by this Statement, and each Reporting Person disclaims beneficial ownership of any such securities.

(**) Based on 10,692,371 ordinary shares outstanding as of May 1, 2013 (as reported in Exhibit 2 to Form 6-K filed by the Issuer on May 13, 2013).

CUSIP No. M39927104	13G	Page 4 of 10 Pages
1	NAME OF REPORTING PERSONS Sphera Capital Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 496,955 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 496,955 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 496,955 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.65% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).  This Statement shall not be construed as an admission by any of the Reporting Persons that it is the beneficial owner of any of the securities covered by this Statement, and each Reporting Person disclaims beneficial ownership of any such securities.

(**) Based on 10,692,371 ordinary shares outstanding as of May 1, 2013 (as reported in Exhibit 2 to Form 6-K filed by the Issuer on May 13, 2013).

Item 1.	(a)	Name of Issuer:

Ellomay Capital Ltd.

(b)	Address of Issuer's Principal Executive Offices:

9 Rothschild Boulevard, 2nd floor, Tel Aviv 66881, Israel

Item 2.	(a)	Name of Person Filing:

Ron Senator

Sphera Funds Management Ltd.

Sphera Capital Ltd.

(b)	Address of Principal Business Office:

Ron Senator – c/o Sphera Funds Management Ltd., Platinum House, 21 Ha'arba'ah Street, Tel Aviv 64739, Israel

Sphera Funds Management Ltd. – 21 Ha'arba'ah Street, Tel Aviv 64739, Israel

Sphera Capital Ltd. – 21 Ha'arba'ah Street, Tel Aviv 64739, Israel

(c)	Citizenship:

Ron Senator – Israel and U.S.

Sphera Funds Management Ltd. – Israel

Sphera Capital Ltd. – Israel

(d)	Title of Class of Securities:

Ordinary Shares, par value NIS 10.00 per share

(e)	CUSIP Number:

M39927104

Item 3.	N.A.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

The securities reported herein are beneficially owned as follows:

•
178,709 shares (representing 1.67% of the total ordinary shares outstanding) beneficially owned by Sphera Funds Management Ltd. ("SFML"), which acts as the investment management company for Sphera Master Fund LP. ("Sphera Master").  Sphera Master  has delegated its investment management authority to SFML.

In addition, Ron Senator may be considered the beneficial owner of shares held by the Sphera Master, since he serves as portfolio manager for SFML.

•
303,762 shares (representing 2.84% of the total ordinary shares outstanding) beneficially owned by Sphera Capital Ltd. ("Sphera Capital"), which acts as the investment management company for Sphera Small Cap Master Fund Ltd. ("Sphera Small Cap Fund").  Sphera Small Cap Fund  has delegated its investment management authority to Sphera Capital.

In addition, Ron Senator may be considered the beneficial owner of shares held by the Sphera Small Cap Fund, since he serves as portfolio manager for Sphera Capital.

•
14,484 shares (representing 0.14% of the total ordinary shares outstanding) beneficially owned by Sphera Capital, which has investment discretion under an investment management agreement to manage the investments of  EJS Investment Management S.A. (a company incorporated under the laws of Switzerland), acting for and on behalf of Firstag Securities Ltd. and Galatee Holdings Ltd (both companies incorporated under the laws of the British Virgin Islands), all three entities referred to collectively as the "EJS entities".

In addition, Ron Senator may be considered the beneficial owner of shares held by the EJS Entities, since he serves as portfolio manager for Sphera Capital.

This Statement shall not be construed as an admission by any of the Reporting Persons that it is the beneficial owner of any of the securities covered by this Statement, and each Reporting Person disclaims beneficial ownership of any such securities. In addition, the Reporting Persons and other entities named in this Schedule 13G may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act.  Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Section 13(d) of the Exchange Act or for any other purpose, and each of the Reporting Persons and other entitles names in this Schedule 13D disclaims the existence of any such group.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.
Ownership of Five Percent or Less of a Class:  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

N.A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N.A.

Item 8.	Identification and Classification of Members of the Group:

N.A.

Item 9.	Notice of Dissolution of Group:

N.A.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 15, 2013

Ron Senator

/s/ Ron Senator
_________________________
By: Ron Senator

Sphera Funds Management Ltd.

/s/ Amir Ayalon
________________________
By: Amir Ayalon
Title: Chief Executive Officer

Sphera Capital Ltd.

/s/ Amir Ayalon
________________________
By: Amir Ayalon
Title: Chief Executive Officer

EXHIBIT NO.	DESCRIPTION

Exhibit 1
Agreement of Joint Filing by and among the Reporting Persons (incorporated by reference from Exhibit 1 to Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on August 5, 2013).